October 18, 2024

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd.
Shenzhen Integrated Circuit Design Application Industry Park
Unit 505-3
Chaguang Road No. 1089
Nanshan District, Shenzhen, China

       Re: Lianhe Sowell International Group Ltd.
           Amendment No 2 to Registration Statement on Form F-1
           Filed October 8, 2024
           File No. 333-279303
Dear Yue Zhu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17,
2024 letter.

Amendment No. 2 to Form F-1 filed October 8, 2024
Risk Factors
The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses..., page 25

1. Please revise this risk factor to include a cross reference to the four stages of the expansion plan discussed elsewhere on page 98. In addition, clarify that the
       "preliminary" in-house production and assembly line referenced here includes portions of Stage I and II that you anticipate costing approximately $10 million.
       Lastly, disclose the anticipated timeline for the entire project, which you currently
 October 18, 2024
Page 2

       estimate to be March 2028.
Financial Statements
Consolidated Statements of Cash Flows, page F-7

2. We note your revisions in response to prior comment 4 to present cash flows for amounts due to/due from related parties and shareholders on a gross basis. Please tell us your consideration to classify amounts due from related parties and shareholders in operating activities. Provide the specific guidance in ASC 230 that supports classification of the change in these assets as financing activities or revise.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Anna J. Wang